Exhibit 97.1

Executive Officer Incentive-Based Compensation Clawback Policy

The iShares Gold Trust (the “Trust”) has adopted this Executive Officer Incentive-Based Compensation Clawback Policy (the “Policy”) to be applied to the Covered Officers of the Trust effective as of the Effective Date. This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or NYSE Arca, including any additional or new requirements that become effective after the Effective Date, and shall be construed and interpreted in accordance with such intent.

1. Definitions

For purposes of this Policy, the following definitions shall apply:

a)

“Accounting Restatement” means a required accounting restatement of any Trust financial statement due to the material noncompliance of the Trust with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement), within the meaning of Exchange Act Rule 10D-1 and NYSE Arca listing standards Rule 5.3-E(p). Changes to the Trust’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Accounting Restatements.

b)	“Committee” means the audit committee of iShares® Delaware Trust Sponsor LLC, the sponsor of the Trust.

c)

“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as a Covered Officer at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after October 2, 2023, (ii) after the person became a Covered Officer and (iii) at a time that the Trust had a class of securities listed on a national securities exchange or a national securities association.

d)

“Covered Officer” means each “executive officer” of the Trust as defined in Rule 10D-1 and the Listing Standards, as the same may be amended from time to time, which shall be deemed to include any individuals identified by the Trust as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Covered Officers are subject to the Policy in accordance with its terms.

e)	“Effective Date” means November 29, 2023.

f)

“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Accounting Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Committee (or the consultant, counsel or other adviser that the Committee retains, in its sole discretion, for purposes of this determination) will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to NYSE Arca.

g)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

h)

“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Trust’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Trust’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

i)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

j)	“Listing Standards” means the listing standards as promulgated by NYSE Arca or other national securities exchange on which the Trust’s common stock may be listed.

k)

“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Trust’s fiscal year) immediately preceding the date on which the Trust is required to prepare an Accounting Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board of Directors of iShares Delaware Trust Sponsor LLC (the “Board”), a committee of the Board, or the officer or officers of the Trust authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Trust is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Trust to prepare an Accounting Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Accounting Restatement is actually filed.

l)	“NYSE Arca” means NYSE Arca, Inc.

m)

“Received” Incentive-Based Compensation is deemed “received” in the Trust’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

n)	“SEC” means the United States Securities and Exchange Commission.

2. Recoupment of Erroneously Awarded Compensation

In the event of an Accounting Restatement, any Erroneously Awarded Compensation received during the Lookback Period (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Trust in accordance with Section 3 of this Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below. Recovery of any Erroneously Awarded Compensation under the Policy shall not be dependent on fraud or misconduct by any person in connection with the Accounting Restatement.

Notwithstanding the foregoing, the Committee may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Trust to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to NYSE Arca), or (ii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Trust, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3. Means of Repayment

In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall cause written notice to be provided to such person by email or certified mail to the physical address on file with the Trust for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Trust shall be entitled to set off the repayment amount against any amount owed to the person by the Trust, to require the forfeiture of any award granted by the Trust to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Trust by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

4. No Indemnification

No person shall be indemnified, insured or reimbursed by the Trust in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Trust for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Trust be required to award any person an additional payment if any Accounting Restatement would result in a higher incentive compensation payment.

5. Miscellaneous

This Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Policy need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Trust satisfying any conditions in this Policy, including any requirement to provide applicable documentation to NYSE Arca.

The rights of the Trust under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Trust pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee or employment-related document, equity award agreement, or other plan or agreement of the Trust.

6. Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE Arca rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion. Notwithstanding any provision to the contrary herein, any additional or new requirements related to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, or any rule or regulation promulgated by the SEC or the NYSE Arca thereunder, that become effective after the Effective Date shall be deemed to automatically amend this Policy upon such effectiveness to the extent necessary to comply with such additional or new requirements.

7. Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

Acknowledged and agreed to,

ISHARES DELAWARE TRUST SPONSOR

LLC AS SPONSOR

Date:	November 29, 2023

/s/ Shannon Ghia

Shannon Ghia
President

/s/ Bryan Bowers

Bryan Bowers
Chief Financial Officer